Pricing Term Sheet

Filed Pursuant to Rule 433

Registration No. 333-221073

March 19, 2019

FINAL PRICING TERMS OF THE REPUBLIC OF TURKEY

USD 1,000,000,000 7.625% NOTES DUE APRIL 26, 2029 (RE-OPENING)

ISSUER:	The Republic of Turkey

SECURITIES:	7.625% Notes due April 26, 2029 (reopening of existing notes issued on January 16, 2019)

PRICING DATE:	March 19, 2019

ISSUE FORMAT:	Global (SEC Registered)

EXPECTED RATINGS OF THE NOTES*:	Ba3 (Moody’s) / BB (Fitch)

OUTSTANDING ISSUE SIZE BEFORE RE-OPENING:	USD 2,000,000,000

RE-OPENING AMOUNT OFFERED:	USD 1,000,000,000

OUTSTANDING ISSUE SIZE AFTER REOPENING:	USD 3,000,000,000

PRICE TO PUBLIC:	103.300% (plus accrued interest of USD 14.83 per USD 1,000 principal amount)

TOTAL FEES:	USD 700,000 (0.070%)

NET PROCEEDS TO ISSUER:	USD 1,047,126,388.89 (USD 1,032,300,000.00 plus accrued interest of USD 14,826,388.89 from January 16, 2019)

YIELD TO MATURITY:	7.150% per annum

COUPON:	7.625% per annum, payable semi-annually on a 30/360 basis

MATURITY DATE:	April 26, 2029

SPREAD TO BENCHMARK US TREASURY:	454 bps

BENCHMARK US TREASURY:	UST 2.625% due February 15, 2029

BENCHMARK US TREASURY YIELD:	2.610%

DENOMINATIONS:	USD 200,000/USD 1,000

INTEREST PAYMENT DATES:	April 26 and October 26, beginning on October 26, 2019 (long first coupon)

CUSIP / ISIN / COMMON CODE:	900123 CT5 / US900123CT57 / 193701531

EXPECTED LISTING:	Luxembourg Stock Exchange (Regulated Market)

LEAD MANAGERS/BOOKRUNNERS:	Goldman Sachs International J.P. Morgan Securities plc Standard Chartered Bank

SETTLEMENT DATE:	Expected March 26, 2019 (T+5) through the book-entry facilities of The Depository Trust Company.

MANUFACTURER TARGET MARKET:	Professional clients, eligible counterparties and retail clients (subject to any applicable selling restrictions) (all distribution channels)

This communication is intended for the sole use of the person to whom it is provided by us.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus, any prospectus supplement or free writing prospectus for this offering if you request it by calling toll-free Goldman Sachs International at +44(0)20 774 1000, J.P. Morgan at +1-866-803-9204, or Standard Chartered Bank at +971 4 508 3529.

The preliminary prospectus supplement dated March 19, 2019, relating to the notes is available under the following link:

http://www.sec.gov/Archives/edgar/data/869687/000119312519079436/d698347d424b5.htm

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